Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT PRESENTS 34% REVENUE INCREASE AND OPERATING MARGIN EXPANSION IN THIRD QUARTER 2008

FY 2009 revenues expected to exceed $100 million

OMER, Israel – October 30, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three-month period ended September 30, 2008.

Third Quarter Highlights (compared to third quarter 2007)

■	Revenues increased 34%, reaching $20.1 million
■	Gross Margin totals 32.7%; Operating Margin reaches 19.8%
■	GAAP net income, $4.0 million; Adjusted net income totals $3.1 million
■	Operating cash flow $7 million; Cash and marketable securities' $61.9 million at September 30, 2008
■	Backlog reached record level of $178.5 million as of September 30, 2008
■	Expected to exceed $100 million in revenues in FY 2009
■	Board of Directors declared cash dividend of $5 million, or $0.29 per ordinary share

Revenues for the third quarter of 2008 totaled a record $20.1 million, an increase of 34% compared to $15.0 million in the third quarter of 2007.

Backlog of signed agreements, as of September 30, 2008, reached a record $178.5 million, a further increase of $4.5 million from the $174.0 million backlog of signed agreements as of June 30, 2008.

Operating income for the third quarter of 2008 totaled $4.0 million, a 38% increase compared to $3.0 million in the third quarter of 2007.

Adjusted net income for the third quarter of 2008 totaled $3.1 million, compared to $3.2 million in the third quarter of 2007. The decline is primarily the result of an increase in tax expenses in the third quarter of 2008. Adjusted net income per diluted share totaled $0.18, compared to $0.19 in the third quarter of 2007.

Net income on a GAAP basis for the third quarter of 2008 totaled $4.0 million, compared to $3.0 million, in the third quarter of 2007. Net income per diluted share on a GAAP basis was $0.23, compared to $0.17 in the third quarter of 2007.

Adjusted EBITDA for the third quarter of 2008 totaled $5.1 million, an increase of 34% compared to $3.8 million in the third quarter of 2007.

Cash, cash equivalents and marketable securities as of September 30, 2008 were $61.9 million, compared with $56.0 million as at June 30, 2008. During the quarter, the Company generated $7.0 million in operating cash flow.

Dividend Distribution
On October 29, 2008, the Company’s Board of Directors declared a cash dividend in the amount of $0.29 per ordinary share, and in the aggregate amount of approximately $5 million.  The dividend will be payable on November 24, 2008 to all of the Company’s shareholders of record at the end of the trading day on the NASDAQ on November 17, 2008.  According to the Israeli tax law, the Company will withhold at source 20% of the dividend amount payable to each shareholder, subject to applicable exemptions.  The dividend per share declared for the third quarter of 2008 does not necessarily reflect dividends for future periods, which may change at any time in accordance with the Company’s dividend policy. The Company’s dividend policy is described in detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

David Rivel, CEO of RRsat commented, “This quarter we showed a strong increase, both year over year and compared to previous quarters this year in our operating profitability, while continuing to generate healthy revenue growth, both year over year and sequentially. This quarter we once again noted the strength of our business model, evident in our strong cash flow, healthy ending cash balance, high revenue visibility, and high profitability. These key factors, primarily our strong backlog and healthy cash balance, are key factors in the current operating environment, offering us visibility well into 2009, as well as the financial resources to continue to identify and take advantages of opportunities as they may arise in the current operating environment. We are increasing once again our 2008 annual revenue guidance range to $78 to $78.5 million, with fourth quarter 2008 revenues expected to be in the range of $21 – $21.5 million. Furthermore, we are introducing our initial 2009 annual revenue expectations of over $100 million.”

“On the acquisition front, we expect to soon complete the acquisition of the Bezeq’s satellite business, and its strategically located Israeli Emeq Ha’ela teleport, an especially lucrative teleport given the variety of channels it already distributes. We expect this teleport, together with the US-based teleport acquired in the second quarter of 2008, to serve as key growth drivers for the Company. We intend to leverage their location, infrastructure and customer base to further expand our services to new regions while enhancing our offering to these teleports’ customers. This, by offering them access to the RRsat global network and full basket of services ranging from both standard and high definition playout services, to global satellite distribution and internet TV, accessible on all continents over a wide variety of mediums, reaching millions of households worldwide.” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, October 30, 2008 at 09:00 am ET (06:00 am PT; 01:00 pm UK Time; 03:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-345-5855	UK Dial-in Number: 0-800-404-8418
Israel Dial-in Number: 03-918-0609	International Dial-in Number: +972 3 918 0609

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers: 1 888 269 0005 (US) and +972 3 925 5943 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133, and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement

        This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to report future successes, (iv) our ability to consummate our acquisitions in a timely manner, or at all, (v) our ability to successfully integrate the acquired assets, (vi) the growth of our business in the United States and elsewhere, (vii) our ability to build a strong local presence in the North American region, and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. For example, dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect not to pay dividends in the future because of limitations of Israel law or because our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs or other factors cause our board of directors to conclude that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended
	Sep-30 2008	Sep-30 2007	Sep-30 2008	Sep-30 2007

Revenues	$57,039	$42,889	$20,075	$14,954

Cost of revenues	38,793	27,650	13,501	9,732

Gross profit	18,246	15,239	6,574	5,222

Operating expenses

Sales and marketing	2,818	2,175	970	805

General and administrative	4,902	4,301	1,626	1,526

Total operating expenses	7,720	6,476	2,596	2,331

Operating income	10,526	8,763	3,978	2,891

Interest and marketable
securities income	1,096	1,911	293	508

Currency fluctuation and
other financing income, net	330	118	(66)	259

Changes in fair value of
embedded currency
conversion derivatives	154	(226)	1,347	(242)

Other income, net	12	4	-	-

Income before taxes on
income	12,118	10,570	5,552	3,416

Income taxes	(2,271)	(2,379)	(1,597)	(464)

Net income	$9,847	$8,191	$3,955	$2,952

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations (cont'd)

In USD, except share data

	Nine months ended		Three months ended
	Sep-30 2008	Sep-30 2007	Sep-30 2008	Sep-30 2007

Income per ordinary share

Basic income per ordinary
share	0.57	0.48	0.23	0.17

Diluted income per
ordinary share	0.57	0.47	0.23	0.17

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,286,762	17,242,300	17,286,762	17,242,300

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,417,215	17,392,233	17,402,058	17,441,490

RRsat Global Communications Network Ltd and its subsidiaries Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands

	Nine months ended		Three months ended
	Sep-30 2008	Sep-30 2007	Sep-30 2008	Sep-30 2007

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$9,847	$8,191	$3,955	$2,952
Non-cash equity-based compensation charge	312	309	105	103
Changes in fair value of embedded currency
conversion derivatives	(154)	226	(1,347)	242
Change in deferred tax on embedded derivatives	42	(66)	364	(70)

Adjusted net income	$10,047	$8,660	$3,077	$3,227

Adjusted net income per diluted ordinary share	$0.58	$0.50	$0.18	$0.19

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$9,847	$8,191	$3,955	$2,952
Interest and marketable securities income	(1,096)	(1,911)	(293)	(508)
Currency fluctuation and other financial (income)
expenses, net	(330)	(118)	66	(259)
Changes in fair value of embedded currency
conversion derivatives	(154)	226	(1,347)	242

Other income, net	(12)	(4)	-	-
Income tax expense	2,271	2,379	1,597	464

Non-cash equity-based compensation charge	312	309	105	103

Depreciation and amortization	2,770	2,169	991	782

Adjusted EBITDA	$13,608	$11,241	$5,074	$3,776

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets

In thousands, except share data

	Sep-30 2008	Dec-31 2007

Current assets
Cash and cash equivalents	$32,698	$28,409
Marketable securities	27,600	28,291
Accounts receivable:
Trade (net of provision for doubtful account of $ 2,423
and $ 1,882 as of September 30, 2008 and December 31,
2007, respectively)	8,474	10,421
Other	228	518
Fair value of embedded currency conversion derivatives	990	1,303
Related parties	22	14
Deferred taxes	987	711
Prepaid expenses	932	919

Total current assets	71,931	70,586

Deposits and long-term receivables	5,185	1,104

Marketable securities	1,625	6,722

Prepaid expenses	1,040	1,025

Assets held for employee severance payments	1,251	987

Fixed assets, at cost, less accumulated depreciation
and amortization	21,337	14,966

Total assets	$102,369	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets (cont'd)

	Sep-30 2008	Dec-31 2007

Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$7,099	$5,040
Other	1,595	1,559
Fair value of embedded currency conversion derivatives	1,149	1,616
Related parties	-	26
Deferred income	3,598	5,191

Total current liabilities	13,441	13,432

Long-term liabilities
Deferred income	7,056	5,169
Liability in respect of employee severance payments	1,459	1,011
Deferred taxes	759	619

Total long-term liabilities	9,274	6,799

Total liabilities	22,715	20,231

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of September 30, 2008 and December 31, 2007,
17,286,762 shares issued and fully paid as of
September 30, 2008 and December 31, 2007)	40	40
Additional paid in capital	52,003	51,691
Retained earnings	27,744	23,429
Accumulated other comprehensive loss	(133)	(1)

Total shareholders' equity	79,654	75,159

Total liabilities and shareholders' equity	$102,369	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows -

In thousands

	Nine months ended		Three months ended
	Sep-30 2008	Sep-30 2007	Sep-30 2008	Sep-30 2007

Cash flows from operating activities
Net income	$9,847	$8,191	$3,955	$2,952
Adjustments required to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	2,770	2,169	991	782
Provision for losses in account receivable	541	609	172	264
Deferred taxes	(89)	(160)	278	(247)
Discount accretion and premium amortization
of held- to- maturity securities, net	(565)	(945)	(180)	(389)
Discount accretion and premium amortization
of available- for- sale securities, net	(178)	-	(58)	-
Changes in liability for employee severance
payments, net	184	111	13	32
Capital gains on sale of fixed assets, net	(12)	(4)	-	-
Stock- based compensation expenses	312	309	105	103
Changes in fair value of embedded currency
conversion derivatives	(154)	226	(1,347)	242

Changes in assets and liabilities:
Decrease (increase) in account receivable - trade	1,406	268	76	(133)
Decrease (increase) in related parties, net	(34)	(11)	(6)	267
Decrease (increase) in account receivable - other	290	(289)	616	(454)
Decrease (increase) in prepaid expenses	(13)	(871)	358	39
Decrease (Increase) in deposits and long-term
receivables	(556)	206	(52)	(126)
Increase (decrease) in account payables	2,069	(549)	1,203	(410)
Increase in deferred income	294	1,662	834	910

Net cash provided by operating activities	$16,112	$10,922	$6,958	$3,832

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows (cont'd)

In thousands

	Nine months ended		Three months ended
	Sep-30 2008	Sep-30 2007	Sep-30 2008	Sep-30 2007

Cash flows from investing activities
Investment in fixed assets	$(9,113)	$(4,038)	$(1,089)	$(1,899)

Investment in other assets	(22)	(1,005)	(2)	(7)
Payment in respect of acquisition
of activity	(3,525)	-	(100)	-
Investments in securities available- for- sale	(19,188)	-	(8,795)	-
Investments in securities held to maturity	-	(35,131)	-	(1,307)
Proceeds from securities held to maturity	19,507	1,591	3,047	1,591
Decrease (increase) in trading securities, net	2,033	(2,857)	536	1,764
Proceeds from securities available- for- sale	4,000	-	-	-
Proceeds from sale of fixed assets	17	12	-	4

Net cash used in investing activities	$(6,291)	$(41,428)	$(6,403)	$146

Cash flows from financing activities
Increase in Short term credit	$-	$177	$-	$107
Dividend paid	(5,532)	-	-	-

Net cash provided by (used in) financing activities	$(5,532)	$177	$-	$107

Increase (decrease) in
cash and cash equivalents	$4,289	$(30,329)	$555	$4,085

Balance of cash and cash equivalents at beginning of
period	28,409	51,393	32,143	16,979

Balance of cash and cash equivalents at end of period	$32,698	$21,064	$32,698	$21,064

A. Non-cash transactions

Investment in fixed assets	$164	$213	$164	$213

B. Supplementary cash flow information

Income taxes paid	$1,827	$2,939	$385	$1,047